PENSION TRUST RIDER

This rider is part of Your contract. The Effective Date is the same as the Contract Date unless another date is shown on the current Data Pages. Your contract is modified as specified below.

All references to "You" and "Your" in this rider are directed to the Owner of the contract. You and the annuitant must be the same person unless You are either a trustee of a trust or an employer sponsoring a plan described in section 401 (a) of the Internal Revenue Code of 1986, as amended from time to time (the Code).

We reserve the right to amend this rider to comply with future changes in the Code and regulations or administrative rulings issued under provisions of the Code. We will send You a copy of any such amendment.

Under the terms of this rider:

1. No portion of Your interest in the contract can be transferred or assigned to any person or entity except to Your former spouse pursuant to a qualified domestic relations order as described in Code section 414 (p). Your interest in the contract is nonforfeitable.

2. Benefit distributions must be made according to Code section 401 (a)(9). Distributions must begin no later than April 1st of the calendar year following the later of

   (a) the calendar year in which You attain age 70 ½, or
   (b) the calendar year in which You retire.

3. Payments will comply with the Minimum Distribution Incidental Benefit (MDIB) requirements of Code section 401 (a)(9)(G).

4. The terms of the plan may restrict distributions from this contract except in the event of death, termination of employment, disability within the meaning of the Code, attainment of age 59 ½ or in certain cases of hardship as determined by the plan administrator.

5. In the event of any conflict between the terms of this contract and any applicable sections of the Code, including the qualified joint and survivor annuity and qualified pre-retirement survivor annuity requirements of Code sections 401 (a)(11) and 417, the Code sections will govern.

6. If You are married, the form of distribution at retirement will be a spousal joint and survivor annuity unless You have elected another option and Your spouse has consented in writing to such election in accordance with Our current procedures.

(Company Officers' Signature and Title)

Principal Financial Group

Principal Life Insurance Company
Des Moines, Iowa 50392-0001